SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2020

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR ISSUES EUR850M EUROBOND AT 2.875% FIXED FOR 5 YEARS

Ryanair today (8 Sept.) announced that it has issued a 5 year, €850m, Eurobond at a fixed coupon of 2.875%.  Ryanair is rated BBB by both S&P and Fitch Ratings.  The bond will be listed on the Irish Stock Exchange (Euronext) which offers access to both Europe and the rest of the world.  The joint bookrunners were Barclays, BNP Paribas and Citigroup.

Ryanair's Group CFO, Neil Sorahan said:

"We are pleased to have accessed the unsecured Eurobond markets again.  This €850m transaction, which follows Ryanair's successful €400m share placing last week, was multiple times oversubscribed and was keenly priced at a coupon of 2.875%."

For further information
please contact:

Edelman Ireland                                           Peter Larkin (Head of Investor Relations)
Tel.: +353-1-6789333                                     Tel.: +353-1-9451212

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 08 September, 2020

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary